As filed with the Securities and Exchange Commission on April 18, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

for Preferred Shares, without Par Value

of

GERDAU S.A.
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer's name into English)

BRAZIL
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street, New York, N.Y. 10286
(212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York
ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271
(212) 238-3010

It is proposed that this filing become effective under Rule 466
[X] immediately upon filing
[ ] on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing preferred shares, without par value, of Gerdau S.A.	400,000,000 American Depositary Shares	$5.00	$20,000,000	$2,140.00

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

_______________________

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 5 12, 13, 14, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 19 and 21

3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of September 18, 1997, as amended and restated as of March 8, 1999, and as further amended and restated as of May 7, 2003, among Gerdau S.A., The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Letter agreement among Gerdau S.A. and The Bank of New York relating to pre-release activities. - Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

e.

Certification under Rule 466. - Filed herewith as Exhibit 5.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 18, 2006.

Legal entity created by the agreement for the issuance of American Depositary Receipts for preferred shares, without par value, of Gerdau S.A.

By:

The Bank of New York,
 As Depositary

By:  /s/ Allen Murray

        Name: Allen Murray

        Title: Managing Director

Pursuant to the requirements of the Securities Act of 1933, Gerdau S.A. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Porto Alegre, State of Rio Grande do Sul,  Brazil on April 18, 2006.

GERDAU S.A.

By:  /s/ Osvaldo Burgos Schirmer

         Name: Osvaldo Burgos Schirmer

         Title: Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on April 18, 2006.

/s/ Jorge Gerdau Johannpeter Name: Jorge Gerdau Johannpeter Chairman of the Board of Directors (principal executive director)	/s/ Ross Kaufman Name: Ross Kaufman Authorized U.S. Representative
/s/ Klaus Gerdau Johannpeter Name: Klaus Gerdau Johannpeter Vice President of the Board of Directors	/s/ Filipe Affonso Ferreira Name: Filipe Affonso Ferreira Vice President (principal accounting officer
/s/ Frederico Carlos Gerdau Johannpeter Name: Frederico Carlos Gerdau Johannpeter Vice President of the Board of Directors	/s/ Osvaldo Burgos Schirmer Name: Osvaldo Burgos Schirmer Chief Financial Officer (principal financial officer)
/s/ Germano Hugo Gerdau Johannpeter Name: Germano Hugo Gerdau Johannpeter Vice President of the Board of Directors	/s/ André Pinheiro de Lara Resende Name: André Pinheiro de Lara Resende Member of the Board of Directors (Conselheiro)
_________________________ Name: Affonso Celso Pastore Member of the Board of Directors (Conselheiro)	/s/ Oscar de Paula Bernardes Neto Name: Oscar de Paula Bernardes Neto Member of the Board of Directors (Conselheiro)

INDEX TO EXHIBITS

Exhibit Number	Exhibit
1

Form of Deposit Agreement dated as of September 18, 1997, as amended and restated as of March 8, 1999, and as further amended and restated as of May 7, 2003, among Gerdau S.A., The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.

2	Letter agreement among Gerdau S.A. and The Bank of New York relating to pre-release activities.
4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.
5	Certification under Rule 466.